SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        --------------------------------
                                    FORM 11-K
                        --------------------------------
                                  ANNUAL REPORT
                          PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934 [FEE REQUIRED].

For the fiscal year ended December 31, 1995.


                                    OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]. For the transition period from ____________ to
- --------------.

Commission File Number 1-4235.

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             MERIT Plan of Benefits
                             M/A-COM, Inc.
                             1011 Pawtucket Boulevard
                             Lowell, MA 01853-3295


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                AMP Incorporated
                               470 Friendship Road
                         Harrisburg, Pennsylvania 17111


                            Includes an Exhibit Index



                           REQUIRED INFORMATION


     The MERIT Plan of Benefits (the "Plan") of M/A-COM, Inc., a wholly owned subsidiary of AMP Incorporated, is a plan that is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), and therefore the Plan is providing, as Exhibit 1 hereto, Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. These financial statements include audited statements of net assets available for benefits at December 31, 1995 and December 31, 1994, and audited statements of changes in net assets available for benefits for the fiscal year ended December 31, 1995.

     The Plan financial statements have been examined by Arthur Andersen LLP and, with respect to the 1994 fiscal year Plan financial statements, by Price Waterhouse LLP. Currently dated and manually signed written consents of Arthur Andersen LLP and Price Waterhouse LLP with respect to the Plan financial statements that relate to the fiscal years ended December 31, 1995 and December 31, 1994, respectively, and the Plan financial statements themselves, have been incorporated by reference in a Registration Statement on Form S-8 under the Securities Act of 1933, as amended. These written consents of Arthur Andersen LLP and Price Waterhouse LLP are provided as Exhibits 2B and 2A to this annual report, respectively.


                                SIGNATURES

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             MERIT Plan of Benefits (the "Plan")

                      M/A-COM, Inc. Benefits Committee (Plan Administrator)


Date: June 25, 1996        By:_______________________________
                                 L. L. Mihalchik
                                 Chairman
                                 Benefits Committee




                                  EXHIBIT INDEX

EXHIBIT        DESCRIPTION
- -------        -----------

   1 Audited financial statements for MERIT Plan of Benefits

   2A     Consent of Independent Public Accountants

   2B     Consent of Independent Public Accountants